Contact

www.linkedin.com/in/
heatherscholten (LinkedIn)
midasbrands.com (Company)
farmgirlgourmet.com (Personal)
spiceology.com (Other)

Top Skills

Gourmet Cook

Blogging

Social Media

Publications

Where Women Cook Magazine - March 2012

Heather Scholten

Co-Founder at Spiceology, Inc. & COO at Midas Brands, Inc. / Business Designer / Entrepreneur / Investor

Vancouver, Washington, United States

Summary

Pete Taylor and I started Spiceology in 2013 selling delicious direct-to-consumer spice rubs at farmers' markets and festivals all over Washington State. In 2014 we rebranded to Spiceologist and saw our first nationwide retail contract shortly thereafter. Fast forward to 2018 with a rebrand to Spiceology (everyone called us that) where we launched full speed into foodservice selling spices, blends, and ingredients to chefs nationwide. With our fast-growing foodservice division, Private Label and Consumer lines, we've doubled the business year over year while adding an army of sales and marketing talent to drive the business even faster. We are excited about the future of Spiceology, and couldn't be more thrilled with our spicy, passionate team.

Experience

Midas Brands, Inc

2 years

Investor

June 2022 - Present (1 year 8 months)

Chief Operating Officer

February 2022 - Present (2 years)

Oath Oats

Chief Operating Officer

February 2022 - Present (2 years)

Austin, Texas, United States

Spiceology

10 years 11 months

Board Member

May 2013 - Present (10 years 9 months)

Co-Founder

March 2013 - Present (10 years 11 months)

Spokane, Washington, United States

Farmgirl Gourmet

Freelance Food Writer, Recipe Developer, Food Blogger, Photographer, Food Stylist

October 2006 - March 2013 (6 years 6 months)

Spokane, Washington, United States

Creator of the food & lifestyle blog www.FarmgirlGourmet.com. Farmgirl Gourmet started in 2006 as a way to keep my family in the loop after buying a 20 acre farm in Eastern WA state. Who knew that just a couple years later I'd be creating & photographing recipes for some of the biggest companies in the world? Farmgirl Gourmet is a great resource for recipes that make you think outside the box...using fresh ingredients to create easy deliciousness is what it's all about.

Check it out: http://www.farmgirlgourmet.com

Capital One

Senior Analyst

October 1999 - July 2003 (3 years 10 months)

Desktop and Phone System support for West Coast remittance processing facility.